UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Barings Private Credit Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

06763A 101
(CUSIP Number)

March 31, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06763A 101	Page 2

(1) Names of reporting persons	Income Insurance Ltd
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b) (see instructions)
(3) SEC use only
(4) Citizenship or place of organization	Singapore
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	8,755,675.68(1)
(7) Sole dispositive power	0
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	8,755,675.68(1)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	9.8%(2)
(12) Type of reporting person (see instructions)	FI

(1)	Income Insurance Ltd. (“Income”) has the right to direct the voting of 8,755,675.68 shares of Common Stock, par value $0.001 per share (the “Common Stock”) of Barings Private Credit Corporation (the “Issuer”) held by Barings Private Credit Cayman Fund SPC, a private fund in which Income is an investor. Income does not have the right to direct the disposition of shares of Common Stock held by Barings Private Credit Cayman Fund SPC.

(2)	Based on a total of 89,290,884.90 shares of Common Stock outstanding as of September 24, 2024, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 24, 2024. As of March 31, 2024, Income had the right to direct the voting of 8,755,453.99 shares of Common Stock held by Barings Private Credit Cayman Fund SPC, which constituted approximately 11.2% of the outstanding shares of Common Stock as of March 31, 2024, based on 78,202,476 shares of Common Stock outstanding as of March 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the Securities and Exchange Commission on May 7, 2024.

CUSIP No. 06763A 101	Page 3

(1) Names of reporting persons	NTUC Enterprise Co-Operative Ltd
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b) (see instructions)
(3) SEC use only
(4) Citizenship or place of organization	Singapore
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	8,755,675.68(1)
(7) Sole dispositive power	0
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	8,755,675.68(1)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	9.8%(2)
(12) Type of reporting person (see instructions)	HC

(1)	Income has the right to direct the voting of 8,755,675.68 shares of Common Stock of the Issuer held by Barings Private Credit Cayman Fund SPC, a private fund in which Income is an investor. Income does not have the right to direct the disposition of shares of Common Stock held by Barings Private Credit Cayman Fund SPC. NTUC Enterprise Co-Operative Ltd is the parent company of Income and may be deemed to beneficially own the shares of Common Stock beneficially owned by Income.

(2)	Based on a total of 89,290,884.90 shares of Common Stock outstanding as of September 24, 2024, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 24, 2024. As of March 31, 2024, Income had the right to direct the voting of 8,755,453.99 shares of Common Stock held by Barings Private Credit Cayman Fund SPC, which constituted approximately 11.2% of the outstanding shares of Common Stock as of March 31, 2024, based on 78,202,476 shares of Common Stock outstanding as of March 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the Securities and Exchange Commission on May 7, 2024.

CUSIP No. 06763A 101	Page 4

Item 1.

(a)	Name of Issuer:

Barings Private Credit Corporation (the “Issuer”)

(b)	Address of the Issuer’s Principal Executive Offices:

300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202

Item 2.

(a) Name of Person Filing:

This joint statement on Schedule 13G is being filed by Income Insurance Ltd (“Income”) and its parent company NTUC Enterprise Co-Operative Ltd (“NTUC”), who are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b) Address of Principal Business Office:

The principal business office of the Reporting Persons is 75 Bras Basah Road, Income Centre, Singapore, 189557.

(c) Citizenship:

Singapore.

(d) Title and Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

(e) CUSIP Number:

06763A 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(K);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________

CUSIP No. 06763A 101	Page 5

Item 4.	Ownership:

(a). Amount beneficially owned:

Income has the right to direct the voting of 8,755,675.68 shares of Common Stock held by Barings Private Credit Cayman Fund SPC, a private fund in which Income is an investor. Income does not have the right to direct the disposition of shares of Common Stock held by Barings Private Credit Cayman Fund SPC. NTUC is the parent company of Income and may be deemed to beneficially own the shares of Common Stock beneficially owned by Income.

(b). Percent of class:

As of the date hereof, the Reporting Persons may be deemed the beneficial owner of approximately 9.8% of shares of Common Stock outstanding. The percentage of shares of Common Stock beneficially owned is based on a total of 89,290,884.90 shares of Common Stock outstanding as of September 24, 2024, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 24, 2024.

(c). Number of shares of Common Stock as to which such person has:

Income

(i)             Sole power to vote or to direct the vote: 0

(ii)            Shared power to vote or to direct the vote: 8,755,675.68

(iii)           Sole power to dispose or to direct the disposition of: 0

(iv)           Shared power to dispose or to direct the disposition of: 0

NTUC

(i)             Sole power to vote or to direct the vote: 0

(ii)            Shared power to vote or to direct the vote: 8,755,675.68

(iii)           Sole power to dispose or to direct the disposition of: 0

(iv)           Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

N/A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A.

Item 8.	Identification and Classification of Members of the Group

N/A.

CUSIP No. 06763A 101	Page 6

Item 9.	Notice of Dissolution of Group

N/A.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11 and that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to insurance companies in Singapore is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 06763A 101	Page 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2024

INCOME INSURANCE LTD By: /s/ Mark Shi Minkang Name: Mark Shi Minkang Title: Authorized Signatory
NTUC ENTERPRISE CO-OPERATIVE LTD By: /s/ David Poh Name: David Poh Title: Authorized Signatory